EXPENSE LIMITATION AGREEMENT
                          NEUBERGER BERMAN EQUITY FUNDS

                  NEUBERGER BERMAN EMERGING MARKETS EQUITY FUND
                                605 Third Avenue
                          New York, New York 10158-0180

October 8, 2008

Neuberger Berman Management LLC
605 Third Avenue, 2(nd) Floor
New York, New York  10158-0180

Dear Ladies and Gentlemen:

     Neuberger Berman Emerging Markets Equity Fund (the "Fund") is a series of Neuberger Berman Equity Funds, a Delaware statutory trust ("Trust").

     You hereby agree during the respective period noted on Schedule A ("Limitation Period"), to forgo current payment of fees and/or reimburse annual operating expenses of each Class of the Fund noted on Schedule A (excluding interest, taxes, brokerage commissions, and extraordinary expenses of the Fund) ("Operating Expenses"), so that the Operating Expenses of that Class are limited to the rate per annum of its average daily net assets noted on Schedule A ("Expense Limitation").

     The Fund agrees to repay you out of assets attributable to each Class noted on Schedule A for any fees forgone by you under the Expense Limitation or any Operating Expenses you reimburse in excess of the Expense Limitation, provided the repayments do not cause that Class' total operating expenses (exclusive of interest, taxes, brokerage commissions and extraordinary expenses) to exceed the respective annual rate of average daily net assets noted on Schedule A and the repayments are made within three years after the year in which you incurred the expense.

     You understand that you shall look only to the assets attributable to the respective Class of the Fund for performance of this Agreement and for payment of any claim you may have hereunder, and neither any other series of the Trust or Class of the Fund, nor any of the Trust's trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefor.

     This Agreement is made and to be performed principally in the State of New York, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of New York. Any amendment to this Agreement shall be in writing signed by the parties hereto.

     If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

                         Very truly yours,

                         NEUBERGER BERMAN EQUITY FUNDS,
                         on behalf of
                         NEUBERGER BERMAN EMERGING MARKETS EQUITY FUND

                         By: /s/ Robert Conti

                         Title: Executive Vice President


The foregoing Agreement is hereby accepted as of October 8, 2008.

NEUBERGER BERMAN MANAGEMENT LLC

By: /s/ Robert Conti

Title: Executive Vice President

                                   SCHEDULE A
                                   ----------

FUND                            CLASS   LIMITATION PERIOD     EXPENSE LIMITATION
----                            -----   -----------------     ------------------

Neuberger Berman Emerging
Markets Equity Fund               A        08/31/2012               1.50%
                                  C        08/31/2012               2.25%
                           Institutional   08/31/2012               1.25%